UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to

Commission File Number
1-37548

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

Welbilt Retirement Savings Plan

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Welbilt, Inc.
2227 Welbilt Boulevard
New Port Richey, FL 34655

REQUIRED INFORMATION
The following financial statements and schedules of the Welbilt Retirement Savings Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith.

WELBILT RETIREMENT SAVINGS PLAN
Index to Financial Statements and Supplemental Schedule on Form 11-K
For the Year Ended December 31, 2020

Report of Independent Registered Public Accounting Firm

Plan Administrator
Welbilt Retirement Savings Plan
New Port Richey, Florida

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Welbilt Retirement Savings Plan (the "Plan") as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the year ended December 31, 2020 and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020 in conformity with accounting principles generally accepted in the United States.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/Wipfli LLP
Wipfli LLP
We have served as the Plan’s auditor since 2016.

La Crosse, Wisconsin
June 28, 2021

WELBILT RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits

	As of December 31
	2020	2019
Assets:
Investments - Interest in Welbilt Master Trust	$60,543,839	$56,255,511
Receivables:
Employer contributions	4,631	—
Participant contributions	13,957	—
Interest and dividends	14,059	23,198
Notes receivable from participants	627,201	663,985
Total receivables	659,848	687,183
Net assets available for benefits	$61,203,687	$56,942,694

See accompanying notes to financial statements.

WELBILT RETIREMENT SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2020
Investment income:
Investment income - Interest in net appreciation in fair value of Welbilt Master Trust	$8,641,899
Interest income on notes receivable from participants	30,799
Total investment income, net	8,672,698
Contributions:
Employer	254,860
Participants	784,251
Total contributions	1,039,111
Deductions:
Benefits paid to participants	(5,371,514)
Administrative expenses	(79,302)
Total deductions	(5,450,816)
Net increase in net assets available for benefits	4,260,993
Net assets available for benefits as of beginning of year	56,942,694
Net assets available for benefits as of end of year	$61,203,687

See accompanying notes to financial statements.

WELBILT RETIREMENT SAVINGS PLAN
Notes to Financial Statements

1. Plan Description

The following description of the Welbilt Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a retirement savings plan under Section 401(k) of the Internal Revenue Code ("the Code"). The Plan is available only to eligible employees of participating companies of Welbilt, Inc. (the "Company"). Eligible employees are limited to hourly domestic employees who are covered by a collective bargaining agreement between a participating company of Welbilt and the union representing employees of the participating company. The participating companies in this Plan include The Delfield Company, LLC ("Delfield") as represented by AFL-CIO (Local 585) and the Ice operating plant of Manitowoc FSG Operations, LLC ("Ice") as represented by IAM (Local 516).

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Company's Retirement Plan Committee (the "Committee" and "Plan Administrator") is responsible for oversight of the Plan and consists of two sub-committees, the settlor sub-committee and the fiduciary sub-committee. The settlor sub-committee does not exercise any fiduciary duties, instead it acts in the interest of the Company by overseeing, maintaining and amending the Plan on behalf of the Company. The fiduciary sub-committee determines the appropriateness of the Plan’s investment offerings and monitors investment performance. The entire Committee reports to the Company's Board of Directors.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security ("CARES") Act was passed by Congress. The CARES Act, among other items, provides immediate and temporary relief to allow certain eligible individuals to receive Coronavirus-related relief for retirement plans. The provisions of the CARES Act were operationalized by the Plan in accordance with applicable laws. More specifically, Plan participants impacted by the Coronavirus were able to:

• withdraw, penalty free, up to $100,000 of vested account balances before December 31, 2020,

• defer current active loan payments for the 2020 Plan year,

• take new loans up to $100,000 of vested account balances before September 22, 2020, and

• suspend 2020 required minimum distributions (“RMD”), or for any RMD made prior to the enactment of the CARES Act, roll the RMD to another eligible retirement plan within the prescribed timeframe according to Internal Revenue Service ("IRS") requirements.

Contributions

Participants in the Plan are generally eligible to participate in the elective deferral portions of the Plan upon hire and are automatically enrolled at a contribution rate of 4% of gross wages. These general terms may be modified by specific collective bargaining agreements. Individual participants may also change the default contribution rate by affirmatively electing not to participate in the Plan or contribute at a different rate.

Ice participants are also immediately eligible to share in any matching contributions, but must complete a year of service with the Company to share in any other Company contributions. Delfield participants must complete a year of service with the Company to share in any Company contributions, including any matching contributions. For purposes of the Plan, a year of service is earned if the participant is credited with at least 1,000 hours of service during the 12-month period immediately following the date of hire. If the participant is not credited with at least 1,000 hours of service during the 12-month period immediately following the date of hire, a year of service will be earned if the participant works at least 1,000 hours during any plan year beginning after the date of hire.

Total annual contributions to a participant’s account are limited to the lesser of 75% of the participant’s compensation for the year or the maximum contribution subject to limitations established by the Internal Revenue Service ("IRS"). Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. The Plan allows direct rollovers from other qualified plans.

In addition to elective deferrals, the Plan includes certain matching contributions and the potential for additional employer non-elective contributions. All matching and any additional employer non-elective contributions are discretionary and the employer will determine in its sole discretion how much, if any, it will make as a matching contribution or a non-elective contribution. Such amounts can be determined either as a uniform percentage of deferrals or as a flat dollar amount for each participant. Participants should refer to the Plan document for provisions of matching employer contributions. There were no non-elective contributions made during the year ended December 31, 2020. Rollovers are not matched.

Participants’ Accounts

All investments in participants’ accounts are participant-directed. The Plan allows participants to select from a variety of investment options including common/collective trust funds, mutual funds and a money market fund.

Each participant’s account is credited with the participant’s contributions, the Company’s contributions and an allocation of plan earnings or losses, and is reduced for withdrawals and an allocation of investment expenses (based on account balances and participant investment elections). The benefit to which a participant is entitled is equivalent to the participant’s vested account balance.

Vesting

All employee elective deferrals, rollover contributions and related earnings or losses are 100% vested immediately.

Participants covered by the collective bargaining agreement with Delfield are 100% vested immediately in the Company’s matching contribution plus actual earnings or losses thereon. These participants vest in any additional Company employer non-elective contributions, plus actual earnings or losses according to the following schedule: 20% after one year of service; 40% after two years of service; 60% after three years of service; 80% after four years of service; and 100% after five years of service.

Participants covered by collective bargaining agreements with Ice are subject to a separate vesting schedule. All employer contributions and non-elective contributions, plus actual earnings or losses vest according to the following schedule: 10% after one year of service; 20% after two years of service; 40% after three years of service; 60% after four years of service; 80% after five years of service; and 100% after six years of service.

Participants who leave the Company because of normal retirement, disability or death are 100% vested.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the Company’s common stock allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. If a participant fails to provide direction as to voting their shares on any issue, BMO Harris Bank, N.A. ("BMO"), the trustee, votes the shares as directed by the Plan Administrator.

Notes Receivable from Participants

Participants may generally borrow from their accounts a minimum of $1,000 up to a maximum, net of all outstanding notes receivable amounts, equal to the lesser of $50,000 or 50% of their employee and rollover contributions account balance. Ice participants may only borrow funds if they can demonstrate financial hardship, as defined by IRS rules.

The notes receivable are secured by the balance in the participant’s account and bear interest at the prime rate plus 1%. Interest rates on existing notes as of December 31, 2020 ranged from 4.25% to 6.50%. Principal and interest are paid ratably through payroll deductions over a maximum period of five years, unless extended by the CARES Act discussed above.

Payment of Benefits

Vested benefits are available at normal retirement (generally age 65), disability retirement, death and termination of employment. Benefits are payable in one lump sum, direct rollover, equal installments over a period of years or an insurance company single premium nontransferable annuity contract. In addition, hardship distributions made from the participant’s voluntary contributions which were transferred from a specific predecessor plan are permitted if certain criteria are met. The Plan also allows for in-service distributions upon attaining age 59½. Distributions are made as soon as administratively feasible.

In July 2020, the Company formally adopted a plan amendment which allows for: 1) hardship distributions to participants that will not trigger a suspension of elective deferrals, 2) hardship distributions to participants that will not result in plan loans and 3) earnings on elective deferrals may be withdrawn as a result of the hardship distribution.

Forfeitures

As of December 31, 2020 and 2019, forfeited non-vested accounts totaled $1,352 and $4,031, respectively. These accounts can be used to pay Plan expenses, allocate as additional contributions to the Plan or reduce future employer contributions. For the year ended December 31, 2020, $7,623 of the forfeited non-vested accounts was used to reduce employer contributions.

Transfers to/from Another Company-Sponsored Plan

The Plan and the Company allow participants to transfer account balances between another plan sponsored by the Company when the employee transfers to a new division or the participant's job status changes (i.e., union versus nonunion).

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP").

Use of Estimates

The preparation of financial statements in accordance with GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are commingled with the Welbilt 401(k) Retirement Plan in the Welbilt Master Trust (the "Master Trust").

Investments are measured and disclosed at fair value with the exception of direct fully benefit-responsive investment contracts which are measured and disclosed at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Committee determines the Plan’s valuation policies utilizing information provided by Morgan Stanley Global Banking, its investment advisor, and BMO, its trustee. See Note 4, "Fair Value Measurements" for discussion of fair value measurements.

Welbilt Stock Fund - Fair value is based on the closing sales price reported on recognized securities exchanges on the last business day of the fiscal year. The Welbilt Stock Fund is maintained on a unit value basis and includes a money market fund for liquidity purposes. As of December 31, 2020 and 2019, the Welbilt Stock Fund held a money market fund in the amount of $516,470 and $623,717 respectively. The number of units and related net asset value per unit as of December 31, 2020 and 2019 for the fund are as follows:

	Master Trust	Plan	Net Asset
	Units	Units	Value
	Outstanding	Outstanding	Per Unit
December 31, 2020	1,254,603	218,987	$15.00
December 31, 2019	900,916	178,473	$17.04

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends, if any, would be recorded on the ex-dividend date. There were no dividends declared for Welbilt’s common stock during the years ended December 31, 2020 or 2019. Net appreciation includes the Plan’s gains and losses on investments purchased, sold and held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2020 and 2019, respectively. If a participant ceases to make note payments, the Plan Administrator deems the participant's note receivable to be in default and the participant has reached a distributable event, the participant's note receivable balance is reduced and a benefit payment is recorded.

Payment of Benefits

Payment of benefits is recorded when paid.

Administrative Expenses

Administrative expenses and audit fees incurred by the Plan are paid from the assets of the Master Trust. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment-related expenses are either paid directly from the assets of the Master Trust or through revenue sharing and are included in administrative expenses.

Risks and Uncertainties

The Master Trust’s investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The ongoing COVID-19 pandemic has resulted in governments around the world implementing stringent measures to help control the spread of the virus, including quarantines, “shelter in place” and “stay at home” orders, curfews, travel restrictions, border closures, limitations on public gatherings, social distancing measures and mandated business limitations and closures. These measures, among other impacts, have resulted in a global economic slowdown.

The exact timing and pace of the recovery from the COVID-19 pandemic is indeterminable, as certain geographic markets have reopened, some of which have since experienced a resurgence of COVID-19 cases, including new strains of the virus, while others, particularly international markets, remain closed or are enforcing extended public health measures. The impact of the COVID-19 pandemic is fluid and continues to evolve, and the speed of recovery for the global economy also remains uncertain, and could have a future impact on the Company's Master Trust's investments.

Recently Adopted Accounting Pronouncements

In August 2018, the FASB issued ASU No. 2018‑13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement. The ASU modifies the disclosure requirements of fair value measurements in Accounting Standards Codification Topic 820. The ASU was effective for fiscal years beginning after December 15, 2019, with early adoption permitted. An entity may elect to early adopt any removed or modified disclosures upon issuance of this update and delay the adoption of the additional disclosures until the effective date. The Company adopted this ASU for the fiscal year ended December 31, 2020, which had an immaterial impact on the disclosures within the financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

There were no accounting pronouncements recently issued which are expected to have a material impact on the Plan's net assets available for benefits or the statement of changes in net assets available for benefits.

Subsequent Events

Subsequent events have been evaluated through the date the financial statements were issued.

On April 20, 2021, the Company entered into an Agreement and Plan of Merger ("Merger Agreement") with The Middleby Corporation ("Middleby"), Middleby Marshall Inc., a wholly owned subsidiary of Middleby ("Acquiror") and Mosaic Merger Sub, Inc., a wholly owned subsidiary of the Acquiror ("Merger Sub"). At the time of the merger, Merger Sub will merge with and into Welbilt, Inc., with the Company surviving as an indirect wholly owned subsidiary of Middleby (the "Merger"). Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Merger, each share of the Company's common stock, $0.01 per share, issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive 0.1240 shares of validly issued, fully paid and non-assessable shares of common stock, par value $0.01 per share, of Middleby common stock. Upon closing of the Merger, Middleby stockholders will own approximately 76% and the Company's stockholders will own approximately 24% of the combined company.

The respective boards of directors of the Company and Middleby have unanimously approved the Merger Agreement. The board of directors of the Company have agreed to recommend that the Company’s stockholders adopt the Merger Agreement, and the board of directors of Middleby have agreed to recommend that Middleby’s stockholders approve the issuance of the shares of Middleby Common Stock in connection with the Merger.

The completion of the Merger is subject to the satisfaction or waiver of customary closing conditions, including: (i) expiration or termination of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (ii) receipt of applicable approvals under certain foreign competition, antitrust or merger control laws, (iii) there being no law or order prohibiting consummation of the Merger, (iv) subject to specified materiality standards, the accuracy of the representations and warranties of the parties, (v) compliance by the parties in all material respects with their respective covenants, and (vi) the absence of a material adverse effect with respect to each of the Company and Middleby. The completion of the Merger is not conditioned upon receipt of financing by Middleby and the Merger is expected to close in late 2021.

Subsequent to the execution of the Merger Agreement, on May 25, 2021, Welbilt received an unsolicited written proposal from Ali Holding S.r.l. (“Ali Group”), to acquire 100% of the outstanding Welbilt Common Stock in an all-cash transaction at a price of $23.00 per share, which proposal was subsequently shared with Middleby in accordance with the terms of the Merger Agreement. On May 28, 2021, the Welbilt board of directors held a virtual meeting at which representatives of Welbilt’s senior management team, outside financial advisors and legal counsel were present and determined that Ali Group’s proposal constitutes or is reasonably likely to constitute or result in a “Company Superior Proposal”, as defined in the Merger Agreement. Welbilt’s consideration of the “Company Superior Proposal” is outlined in the Merger Agreement.

A complete copy of the Merger Agreement is included as Exhibit 2.1 of Welbilt’s Form 8-K filed with the United States Securities and Exchange Commission on April 21, 2021.

In accordance with the terms of the Merger Agreement, a Form S-4, a Form S-4 amendment No. 1, and a Form 424(b)(3) were filed by Middleby with the United States Securities and Exchange Commission ("SEC") on May 28, 2021, June 8, 2021 and June 21, 2021, respectively.These SEC filings include all of the information required to be included in accordance with the Merger Agreement.

On May 20, 2021, Delfield executed a new union contract. In accordance with the new union contract, the Company will begin making matching contributions equal to 50% of the first 6% of the participant's eligible compensation. Participants contributions in excess of 6% are not matched. Matching contributions are made with each payroll contribution.

3. Investments in the Master Trust

The Plan’s investments are in the Master Trust which was established for the investment of assets of the Plan and the Welbilt 401(k) Retirement Plan, which is another retirement plan sponsored by the Company. Each participating retirement plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by BMO.

The value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income or loss, less actual distributions and allocated administrative expenses. As of December 31, 2020 and 2019, the Plan’s interest in the net assets of the Master Trust was approximately 19% and 18%, respectively, determined by comparing the Plan's investment in the Master Trust to the total net assets in the Master Trust.

Transfers in and out of the Master Trust and certain administrative expenses are specifically identified with the particular retirement plan. Investment income or loss and certain administrative expenses relating to the Master Trust are allocated to the individual retirement plans based on the ratio of the investment balances of the plans.

The following table summarizes the net assets held by the Master Trust as of December 31:

	2020		2019
	Plan's Portion	2020	Plan's Portion	2019
	of Master	Master	of Master	Master
	Trust Assets	Trust Assets	Trust Assets	Trust Assets
Investments with fair value determined by quoted market price:
Common/collective trust funds	$11,493,910	$59,863,744	$11,002,988	$54,318,064
Mutual funds	48,993,944	265,435,714	45,228,784	256,805,719
Cash	55,985	204,455	23,739	76,868
Investments at fair value	$60,543,839	$325,503,913	$56,255,511	$311,200,651

As of December 31, 2020 and 2019, the Plan's portion of Master Trust assets for accrued interest and dividends is $14,059 and $23,198, respectively. As of December 31, 2020 and 2019, the Master Trust assets for accrued interest and dividends is $65,477 and $104,192, respectively.

As of December 31, 2020 and 2019, the portion of Master Trust assets allocated to the Welbilt 401(k) Retirement Plan is $264,960,074 and $254,945,140, respectively.

Net investment income recognized by the Master Trust for the year ended December 31, 2020 was allocated as follows:

2020
Investment income:
Interest and dividends	$3,825,551
Net appreciation in fair value of investments	41,905,829
Total investment income of the Master Trust	45,731,380
Less: investment income allocated to Welbilt 401(k) Retirement Plan	37,089,481
Net investment income allocated to the Plan	$8,641,899

The changes in net assets for the Master Trust for the year ended December 31, 2020 were as follows:

2020
Interest and dividends	$3,825,551
Net appreciation in fair value of investments	41,905,829
Net investment income	45,731,380
Net transfers	(31,428,118)
Increase in net assets	14,303,262
Net assets as of the beginning of year	311,200,651
Net assets as of the end of year	$325,503,913

4. Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1    Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2    Inputs to the valuation methodology include:

•Quoted prices for similar assets or liabilities in active markets.

•Quoted prices for identical or similar assets or liabilities in inactive markets.

•Inputs other than quoted prices that are observable for the asset or liability.

•Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3    Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value:

Mutual funds: Valued at the quoted net asset value ("NAV") of shares held by the Plan as of year-end. The NAV is a quoted price in an active market.

Common/collective trust funds: Valued at NAV of units held by the Plan as of year-end, provided by the administrator of the fund. The NAV is based on the value of the underlying assets of the fund, minus its liabilities, and then divided by the number of units outstanding. The NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2020 and 2019:

	Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total
Mutual funds	$265,435,714	$—	$—	$265,435,714
Investments measured at NAV (a)				59,863,744
Total assets at fair value				$325,299,458

	Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total
Mutual funds	$256,805,719	$—	$—	$256,805,719
Investments measured at NAV (a)				54,318,064
Total assets at fair value				$311,123,783
(a) In accordance with ASC Subtopic 820-10, Fair Value Measurements, certain investments that were measured at NAV per share (or equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in these tables are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

5. Net Asset Value per Share

The following tables set forth additional disclosures of the Master Trust’s investments whose fair value is estimated using net asset value per share as of December 31, 2020 and 2019:

	Fair Value Estimated Using Net Asset Value
	Per Share as of December 31, 2020
Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Welbilt Stock Fund (a)	$18,815,501	—	Daily	Written or telephone notice	1 day
Goldman Sachs Stable Value (b)	41,048,243	—	Daily	Written or telephone notice	1 day
Total	$59,863,744

	Fair Value Estimated Using Net Asset Value
	Per Share as of December 31, 2019
Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Welbilt Stock Fund (a)	$15,352,195	—	Daily	Written or telephone notice	1 day
Goldman Sachs Stable Value (b)	38,965,869	—	Daily	Written or telephone notice	1 day
Total	$54,318,064
(a) This is a single stock portfolio that tracks the performance of Welbilt, Inc. common stock. The price of the stock can fluctuate from day to day and is designed for individuals who invest for the long term and can tolerate short-term volatility.
(b) The objective of this investment is to seek safety of principal and consistency of return while attempting to maintain minimal volatility.

6. Party-in-Interest Transactions

Transactions involving Welbilt Inc. common stock and notes receivable from participants are considered party-in-interest transactions. These transactions are not considered prohibited transactions under 29 CFR 408(b) of ERISA regulations.

Certain plan investments are common/collective trust funds, mutual funds and money market funds. BMO is the Plan's trustee and, therefore, these transactions are considered party-in-interest transactions. No fees were directly paid by the Plan to the trustee directly for administrative expenses and no fees were paid to the trustee through revenue sharing for the year ended December 31, 2020.

For the year ended December 31, 2020, the Plan paid Morgan Stanley Global Banking $15,000 for investment advisory services, paid One America $51,402 for record keeping fees and distribution fees and paid Wipfli LLP $12,900 for audit services.

7. Plan Termination

The Company intends to continue the Plan indefinitely; however, the Company reserves the right to terminate the Plan at any time. In the event of termination, all amounts credited to participants’ accounts shall become 100% vested and distributed to participants in accordance with the Plan’s provisions included in the Plan document.

8. Tax-Exempt Status of the Plan

The Plan was submitted to the IRS for a new determination letter on January 27, 2017. A favorable determination letter was received from the IRS dated December 18, 2017. Accordingly, the Plan is exempt from federal and state income taxes under current provisions of their respective laws. The Plan has been amended since receiving the determination letter; however, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

GAAP requires the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2020, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. There are currently no audits for any tax periods in progress.

9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2020 and 2019 to Form 5500:

	2020	2019
Net assets available for benefits per the financial statements	$61,203,687	$56,942,694
Deemed distributions on defaulted notes receivable	(113,662)	(9,928)
Pending distributions	(78,532)	(23,834)
Net assets available for benefits per Form 5500	$61,011,493	$56,908,932

The following is a reconciliation of the change in net assets available for benefits per the financial statement for the year ended December 31, 2020 to Form 5500:

2020
Net increase in net assets available for benefits per the financial statements	$4,260,993
Change in deemed distributions on defaulted notes receivable	(103,734)
Change in pending distributions	(54,698)
Change in net assets per Form 5500	$4,102,561

SUPPLEMENTAL SCHEDULE
Plan’s EIN #47-4625716 Plan #002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020

Identity of Issue,	Description of Investment Including Maturity
Borrower, Lessor,	Date, Rate of Interest, Collateral, Par, or		Current
or Similar Party	Maturity Value	Cost	Value
Notes receivable from participants*	4.25% to 6.50% notes, maturing through December 2025	$—	$627,201
Plan interest in Welbilt Defined Contribution Master Trust*	Master Trust	**	60,543,839
			$61,171,040
* Denotes party-in-interest
** Cost not required for participant-directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan's administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Welbilt Retirement Savings Plan

Date: June 28, 2021	By:	/s/ Jennifer Gudenkauf
Jennifer Gudenkauf
Executive Vice President, Chief Human Resources Officer
Welbilt, Inc.

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm